Midnight Candle Company

79013 Bayside Court
Indio, California 92203

October 26, 2005

To:	Edward M. Kelly, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20002

Re:	Midnight Candle Company
Amendment No. 1 to Registration Statement on Form SB-2
Filed September 21, 2005
File No.: 333-128477

Dear Mr. Kelly:

The following are the company’s responses and revisions to its filing pursuant to your letter dated October 14, 2005:

1.

There appears to be a technical error in your EDGAR submission caused by the fonts and/or text size that you used that prevents us from being able to print your document.  Before filing the next amendment to the registration statement, consult the EDGAR manual on submission procedures, including font/text size.  If you require additional assistance, you may call Filer Support at (202)551-8050.

The company has prepared its registration statement with judicious use of bold-face type and the appearance of such print is the result of the translation from Microsoft Word Document format into a format suitable for submission via EDGAR.  The company will endeavor to submit the current amendment to the registration in a more aesthetic form.

Summary, page 4

2.

Disclosure here that MCC plans to market candles “direct to consumers and businesses” is inconsistent with disclosure in the financial statements’ note 1 that MCC will market the candles “through charitable organizations.”  Please reconcile the disclosures.

The disclosure in footnote 1 to the financial statements was incorrect.  The company does not intend to pursue marketing candles through charitable organizations.  Note 1 to the financial statements has been amended to accurately reflect the business of the company, as follows:

Midnight Candle Company (the “Company”) is a distributor of candles.  The candles will be marketed in various sizes, shapes and fragrances. These customized candles will be distributed for home use and small business users. The Company does not plan to produce any candles and expects to purchase all of its saleable products from manufactures or enter into private-label relationships with manufactures to place our corporate name on select products.  The Company intends to sell enough candles to support business stability and growth with a large portion being sold through the Company’s web-site.

3.

If MCC intends to market candles through charitable organizations, please elaborate on this here and in your Business section.  Explain how the website links to charitable organizations will work.  For example, will customers have to link to the charitable sites to purchase the candles?  Will the charities receive any portion of the proceeds from the sale if candles?  Is it your intention to ask charities to include a link to your website on their own websites?  Disclosure in note 1 to the financial statements suggests that this may be the case.  Clarify whether MCC has any agreements with or has contacted any charitable organizations to establish any relationship and identify any such organizations in the prospectus.

As stated in the company's response to the Commission's comment 2, above, the company does not intend to market candles through charitable organizations.

4.

The financial statements’ note 1 states that customers who purchase the candles “will also benefit from the tax-deductible status of the charitable organization of their choice.”  Absent additional disclosure in the prospectus, it is unclear how customers would receive this benefit.  Please elaborate.

Please refer to the company’s response to the Commission’s comment 2, above.  The company does not intend to market candles through charitable organizations.  As a result, there will be no tax-deductible benefit to consumers.

5.

Based on disclosure on page 4, MCC expects to initiate communications with potential suppliers in the third quarter of 2005 and plans to begin purchasing saleable inventory by the end of the fourth quarter of 2005.  However, based on disclosure on page 18, it appears that MCC has pushed back its expectations to the fourth quarter of 2005 for contacting suppliers and purchasing inventory to the second quarter of 2006.  Revise to clarify.

The company has initiated contact with suppliers and expects to begin purchasing inventory by the end of the fiscal year 2005.  As a result, the document has been amended throughout to reflect this fact.

6.

If MCC has determined the second quarter of 2006 as its milestone for purchasing inventory, disclose how this delay will affect MCC’s ability to produce the $10,000 in revenues that MCC believes that it will need by June 30, 2006 to support its ongoing operations.

The registration statement has been amended throughout to disclose that the company expects to begin purchasing inventory during the fourth quarter of 2005.

Risk Factors, page 7

7.

Since disclosures on the prospectus’ outside front cover page and elsewhere state that the proceeds from the sale of the shares being offered will go directly to the selling shareholders and will be unavailable to MCC, we assume that the statement in the fifth risk factor that “no alternative sources of funds are available to us in the event MCC does not have adequate proceeds from this offering” is inadvertent.  Please revise.

The statement in the fifth risk factor that ”no alternative sources of funds are available to us in the event MCC does not have adequate proceeds from this offering” was included in the prospectus inadvertently and, as such, has subsequently been removed from the amendment.  The risk factor now reads, as follows:

We have limited capital resources.  To date, we have not generated cash from our operations.  Unless we begin to generate sufficient revenues from our proposed candle business to finance operations as a going concern, we may experience liquidity and solvency problems.  Such liquidity and solvency problems may force us to go out of business if additional financing is not available.  We have no intention of liquidating.  In the event our cash resources are insufficient to continue operations, we intend to raise additional capital through offerings and sales of equity or debt securities.  In the event we are unable to raise sufficient funds, we will be forced to go out of business and will be forced to liquidate.  A possibility of such outcome presents a risk of complete loss of investment in our common stock.

8.

Disclosure on page 19 indicates that if MCC does not produce sufficient revenues to meet its expenses over the next 12 months, MCC may need to raise additional capital by issuing capital stock in exchange for cash to continue as a going concern.  Address in a discrete risk factor the consequences or effects of any equity financing on MCC and its shareholders.  Further, indicate that MCC has no formal or informal agreements to obtain financing, if required.

The registration statement has been amended to include the following risk factor disclosure:

FUTURE ADDITIONAL ISSUANCES OF SHARES OF OUR COMMON STOCK MAY CAUSE INVESTORS TO BEAR A SUBSTANTIAL RISK OF LOSS DUE TO IMMEDIATE AND SUBSTANTIAL DILUTION

We are authorized to issue up to 100,000,000 shares of common stock.  Presently, there are 5,230,000 shares of common stock issued and outstanding as of the date of this prospectus.  In the event we require additional capital, we may need to issue shares of our common stock in exchange for cash to continue as a going concern.  There are no formal or informal agreements to attain such financing.  We can not assure you that any financing can be obtained or, if obtained, that it will be on reasonable terms.  Any such future additional issuances of our stock will increase outstanding shares and dilute stockholders’ interests.

Determination of Offering Price, page 11

9.

Since there is no established market for the securities, provide disclosure of the factors considered in determining the offering price of $0.10 per share as required by Item 505 of Regulation S-B.  If you considered no factors other than what the selling shareholders paid for their shares, please make this clear.

The registration statement has been amended to add the following sentence to this section:

No other factors than what the selling shareholders paid for their shares was used to determine the offering price per share of this offering.

Plan of Distribution, page 13

10.

We assume that this sections’ first paragraph’s last sentence is inadvertent since it repeats the preceding sentence.  Please revise.

The last sentence in the first paragraph repeated the preceding sentence and as such is inadvertent; subsequently, the sentence has been removed from the amendment.

11.

Revise this section’s fifth paragraph to state that MCC will file a prospectus supplement to name successors to any named selling shareholders who are able to use the prospectus to resell the securities.

The registration statement has been amended to add the following sentence to the fifth paragraph of this section:

We will file a prospectus supplement to name successors to any named selling shareholders who are able to use the prospectus to resell the shares.

12.

Disclosure in this section’s last paragraph that the selling shareholders are acting independently of MCC in making decisions on the price of the distribution of the shares is inconsistent with the disclosure on the prospectus’ outside cover page an elsewhere that MCC determined the price of $0.10 per share at which selling shareholders using this prospectus must offer and sell the shares until a trading market develops in MCC’s common stock.  Please revise.

The registration statement has been amended, as follows:

Each of the selling stockholders is acting independently of us in making decisions with respect to the timing, manner and size of each with the distribution of the shares.  The selling stockholders may only offer and sell common stock using this prospectus in transactions at a fixed offering price of $0.10 per share until a trading market develops in our common stock, at which time the selling stockholders may sell shares at market prices, which may vary, or at negotiated prices.

Background of Directors, Executive Officers, Promoters and Control Persons, page 15

13.

Disclosure states that Ms. Helen C. Cary’s work experience includes “employment contracts” with Armtek Defense Systems and SpeedFam-IPEC and that she was a production supervisor for CMP tool manufacture at both companies.  Explain the meaning of “CMP.”

The registration statement disclosure has been amended to read as follows:

At both companies she was a production supervisor for Chemical Mechanical Planarizer Tool manufacture, where her duties included the power-up, debugging, calibrating and alignment of very sophisticated electronic gear.

Management’s Discussion and Plan of Operation, page 19

14.

Disclosure here and on page F-11 that MCC sold 230,000 shares of its common stock to 23 unrelated third parties in March and June 2005 is inconsistent with disclosure under “Recent Sales of Unregistered Securities” on page 40 and elsewhere that MCC issued the shares to 24 shareholders in June 2005.  Please reconcile the disclosures.

The company issued 230,000 shares of common stock to 23 shareholders in the June 2005 offering.  As a result, the disclosure under the “Recent Sales of Unregistered Securities” section has been amended, accordingly.

15.

Disclosure here and under “Number of total employees and number of full time employees” that MCC does not anticipate the need to hire additional full or part time employees over the next 12 months is inconsistent with disclosure in the financial statements’ note 4 on page F-11 that management’s plans include “establishment of key management personnel to support the business plan.”  Please reconcile the disclosures.

The disclosure in footnote 4 to the financial statements was inaccurate.  Resultantly, note 4 to the financial statements has been amended, as follows:

Management believes that the Company’s capital requirements will depend on many factors including the success of the Company’s product development efforts. With the business plan being followed, Management believes along with working capital being raised that the operations and sales will make the Company a viable entity over the next twelve months.

The financial statements do not include any adjustments relating to the recoverability or classification of recorded assets and liabilities that might result should the Company be unable to continue as a going concern.

Description of Property, page 21

16.

Disclosure indicates that MCC’s sole director, officer, and employee is providing office space at no charge to MCC and that MCC believes that it will not need to lease additional administrative offices for at least the next 12 months.  Clarify whether you believe that this space is adequate to store any inventory you acquire.  Also expand the disclosure to indicate whether Ms. Helen C. Cary intends to continue to provide office space at no charge to MCC for at least the next 12 months.  If not, disclose the amount of rent you expect to pay to Ms. Cary for the office space.

The registration statement has been amended, as follows:

MCC’s uses office space at 79013 Bayside Court, Indio, California 92203.  Ms. Helen C. Cary, the sole director and a shareholder, is providing the office space at no charge to MCC.  Ms. Cary does not intend to charge us rent for at least the next 12 months.  We believe that this arrangement is suitable for administrative and potential inventory storage needs.  We also believe that we will not need to lease additional administrative or storage facilities for at least the next 12 months.  There are currently no proposed programs for the renovation, improvement or development of the facilities we currently use.

Statement of Changes in Stockholder’s Equity, page F-4

17.

Revise the statement to present the information as required by paragraph 11(d) of SFAS 7.  Specifically, include the date of each equity issuance.

The Statement of Changes in Stockholders’ Equity has been amended, accordingly.

Exhibits

18.

Include an exhibit index immediately before the exhibits.  See Item 601(a)(2) of Regulation S-B.

Please refer to page 41 of the registration statement.

Exhibit 5

19.

Revise the disclosure to indicate that the securities are to be sold in the registers offering by the selling shareholders and not MCC.  Also state clearly that the shares being offered by the selling shareholders “are” rather than “will be” legally issued, fully paid, and non-assessable.

Counsel has amended the legal opinion as follows:

Paragraph 1:

I have acted as special counsel for Midnight Candle Company., a Nevada corporation (the "Company"), in connection with the preparation of the registration statement on Form SB-2 (the "Registration Statement"), originally filed on September 21, 2005, with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended (the "Act"), relating to the offering of up to 230,000 shares of the Company's common stock (the "Common Stock") to be sold by the Selling Shareholders.  Such shares are to be issued under the Registration Statement, and the related Prospectus to be filed with the Commission.  The details of the offering are described in the Registration Statement on Form SB-2, and amendments to be made thereto.

Paragraph 5:

Based on my examination and the applicable laws and judicial interpretations of the State of Nevada, I am of the opinion that 230,000 Shares of common stock to be offered and sold by the Selling Shareholders are duly authorized Shares of common stock, which are legally issued, fully paid and non-assessable.

20.

Counsel may not state that it is not an expert within the meaning of the Securities Act in its consent, although we will not object to a statement that counsel does not admit that it is an expert.  Please revise the statement that counsel does not “consider” that she is an expert accordingly.

Counsel has revised her statement to read as follows:

In giving such consent, I do not admit that I am an "expert" within the meaning of such term as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission issued thereunder, with respect to any part of the Registration Statement, including this opinion as an exhibit or otherwise.

Exhibit 23(b)

21.

The independent registered public accounting firm must consent also to being named as an expert in the registration statement.  See Rule 436 of Regulation C under the Securities Act, and revise.

The company’s accountants have revised the last sentence of their consent to read as follows:

We hereby consent to the incorporation by reference of said report and to the reference to our firm under the caption “Experts” on the Registration Statement of Midnight Candle Company, a development stage company, on Form SB-2.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Helen C. Cary at (760) 772-1872.

Sincerely,

/s/ Helen C. Cary

Helen C. Cary

President

Attachments:

Form SB-2 amendment 1, marked